UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Endwave Corporation
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
29264A206
(CUSIP Number)
July 7, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29264A206

1	NAMES OF REPORTING PERSONS EagleRock Capital Management, LLC 04-2693383

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		221,587

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		221,587

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	221,587

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.3%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
**SEE ITEM 4(b).

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CUSIP No.	29264A206

1	NAMES OF REPORTING PERSONS Nader Tavakoli

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		221,587

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		221,587

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	221,587

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.3%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4(b).

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AMENDMENT 6 TO SCHEDULE 13G
This Amendment No. 6 to Schedule 13G (the “Amendment”) is being filed on behalf of EagleRock Capital Management, LLC, a Delaware limited liability company (“EagleRock”), and Mr. Nader Tavakoli, the principal of EagleRock, relating to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Endwave Corporation, a Delaware corporation (the “Issuer”). The initial Schedule 13G was filed with the Securities and Exchange Commission on November 10, 2005, which was amended by Amendment No. 1 filed on November 14, 2005, which was further amended by Amendment No. 2 filed on February 14, 2006, which was further amended by Amendment No. 3 filed on February 14, 2007, which was further amended by Amendment No. 4 filed on January 4, 2008, which was further amended by Amendment No. 5 filed on February 17, 2009.
This Amendment relates to Common Stock purchased by Nader Tavakoli and EagleRock for the account of EagleRock Master Fund, LP (“ERMF”), a Cayman Islands limited partnership, and EagleRock Institutional Partners LP (“ERIP”), a Delaware limited partnership. EagleRock acts as investment manager to ERMF and ERIP, and Mr. Tavakoli, as manager of EagleRock, controls the investment decisions of EagleRock.

Item 4	Ownership.
Item 4 is hereby amended and restated as follows:
(a)	EagleRock is the beneficial owner of 221,587 shares of Common Stock, and Mr. Tavakoli, as the Manager of EagleRock, is the beneficial owner of 221,587 shares of Common Stock.

(b)
EagleRock is the beneficial owner of 2.3%, and Mr. Tavakoli, as the Manager of EagleRock, is the beneficial owner of 2.3% of the outstanding shares of Common Stock. This percentage is determined by dividing the number of shares beneficially held by each reporting person by 9,794,206, the number of shares of Common Stock issued and outstanding as of July 21, 2010, as reported in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 22, 2010.

(c)
EagleRock, as the investment manager of ERMF and ERIP, has the sole power to vote and dispose of the 221,587 shares of Common Stock held by ERMF and ERIP. As the Manager of EagleRock, Mr. Tavakoli may direct the voting and disposition of the 221,587 shares of Common Stock held by ERMF, ERIP and Nader Tavakoli.

The filing of this Amendment shall not be construed as an admission that EagleRock or Mr. Tavakoli is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 221,587 shares of Common Stock owned by ERMF or ERIP. Pursuant to Rule 13d-4, each of EagleRock and Mr. Tavakoli disclaims all such beneficial ownership.

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Item 5	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☑.

Item 10	Certification.
By signing below each Reporting Person certifies that, to the best of such Reporting Person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
[Signature Page Follows]

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 13, 2010

EagleRock Capital Management, LLC
By:	/s/ Nader Tavakoli
Nader Tavakoli, Managing Member

/s/ Nader Tavakoli
Nader Tavakoli

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